November 28, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel Crawford
Re:	NanoString Technologies, Inc.
Registration Statement on Form S-3
File No. 333-275689
Acceleration Request
Requested Date: November 30, 2023
Requested Time: 4 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, NanoString Technologies, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-275689) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Bryan King at (206) 883-2535.
[Signature page follows]

Sincerely,

NANOSTRING TECHNOLOGIES, INC.

/s/ K. Thomas Bailey
K. Thomas Bailey
Chief Financial Officer

cc:	Kathy Surace-Smith, NanoString Technologies, Inc.
Bryan King, Wilson Sonsini Goodrich & Rosati P.C.